

Financial Statement and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

September 30, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-22543

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 AND ENDING 9/30/2025

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R.M. Stark & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

730 S Federal Highway

(No. and Street)

Lake Worth Beach	FL	33460
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Stark	561-243-3815	gstark@rmstark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC

(Name – if individual, state last, first, and middle name)

3111 N UNIVERSITY DR, SUITE 621	CORAL SPRINGS	FL	33065
(Address)	(City)	(State)	(Zip Code)
4/13/2010		5036	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gary Stark__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __R.M. Stark & Co., Inc.__, as of __9/30__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

R.M. STARK & CO., INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-10



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of R.M. Stark & Co., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R.M. Stark & Co., Inc.'s management. Our responsibility is to express an opinion on R.M. Stark & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R.M. Stark & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions, LLC
We have served as R.M. Stark & Co., Inc.'s auditor since 2019.
Coral Springs, Florida
December 2, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

R.M. STARK & CO., INC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025

ASSETS	
Cash and money markets	$234,182
Receivable from broker/dealers	359,147
Securities owned, at fair market value	149
Prepaid expense and other	48,036
Right of use asset - lease	140
TOTAL ASSETS	$641,654

LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$68,795
Commissions payable	137,721
Salaries payable	8,850
Broker's payable	621
Lease liability	170
TOTAL LIABILITES	$216,157

SHAREHOLDER'S EQUITY	
Common stock, no par value, authorized	
2,000,000, 875 shares issued	$456,145
Accumulated deficit	(30,648)
TOTAL SHAREHOLDER'S EQUITY	425,497
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY	$641,654

See accompanying notes to financial statement

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – R.M. Stark & Co., Inc. (the "Company"), a wholly-owned subsidiary of RMST Holding Company, Inc. (the "Parent"), was incorporated in the state of Florida on September 29, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

RMST Holding Company, Inc had a 100% change of ownership to an unrelated party whereby Premium 72 Capital now own member interest of Parent company.

Basis of Presentation - The financial statement have been prepared in conformity with accounting principles accepted in the United States of America ("GAAP").

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company did not have any cash in excess of federally insured limits at September 30, 2025. The Company's money market fund is covered by SIPC up to $500,000. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2025, the Company estimated $48,036 of prepaid expenses which is composed of prepaid insurance for 10 months as well as a CRD deposit with FINRA for any applicable expenses.

Note 1 Cont.

Cash and Cash Equivalents policy - The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had cash and cash equivalents of $234,182 as of September 30, 2025.

Receivable from broker/dealers - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2025.

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on October 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e., applied prospectively effective October 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time / point in time.

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. The Company did not have any investment banking revenue this fiscal year. Financial advisory fees revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed, and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net gains/losses from riskless principal trading is recorded under revenue.

The Company earns interest and dividend income from its cash equivalents and securities owned.

Revenues are not concentrated in any region of the country or with any individual or group. The firm's commissions are primarily derived from a combination of a limited number of retail

Note 1 Cont.
accounts and institutional execution services.

Financial instruments-Credit Losses

In June 2016, the FASB issued the update Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the estimation of credit losses from an "incurred loss" methodology to one that reflects "expected credit losses" (the Current Expected Credit Loss model, or CECL) which requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

Measurement under CECL is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect collectability of reported amounts. As of September 30, 2025, the Company has not provided for any allowance for credit losses.

Recent Accounting Procedures

On September 1, 2024, the Company adopted Accounting Standard Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires public entities to provide expanded disclosures about a reportable segment's expenses and the title of the Chief Operating Decision Maker (CODM).

The Company has identified its Chief Executive Officer as the CODM and determined it operates as a single operating and reportable segment engaged in securities brokerage business. This is because the CODM reviews financial information, primarily net income, for the Company as a whole to evaluate performance, manage the business, and forecast results. The CODM also uses the excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions and maintain capital adequacy. The accounting policies used for the segment are the same as those described in the summary of significant accounting policies.

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statement upon adoption.

R.M. STARK & CO., INC
NOTES TO FINANCIAL STATEMENT
 SEPTEMBER 30, 2025

NOTE 2. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad   levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Description	Fair Value as of September 30, 2025	Level 1
Equities	$ 149	$ 149
Total Securities owned	$ 149	$ 149

All broker/dealer receivables, accounts payable and accrued expenses have been valued at net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3.   INCOME TAXES

Both the Company and its Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2021.

NOTE 4.   OFF- BALANCE-SHEET RISK AND CLEARING AGREEMENT

R.M. Stark & Co., Inc. is an introducing broker-dealer that clears all customer securities transactions on a fully disclosed basis through its clearing broker, Pershing LLC ("Clearing Broker"). The Company does not carry customer accounts, does not hold customer funds or securities, and does not engage in proprietary trading, including proprietary options transactions or short sales. All transactions in listed options are executed strictly on an agency basis for customers.

In the normal course of business, the Company's customers may enter into transactions in listed options or sell securities short. These activities involve various degrees of market and credit risk. Because customer accounts are maintained and margined by the Clearing Broker, the Company does not record derivative positions or short positions on its own balance sheet.

Under the terms of the clearing agreement, the Company is responsible for any losses that result from customers' failure to fulfill their contractual obligations with respect to transactions it introduces. Should a customer default, and the Clearing Broker be required to purchase or sell securities at a loss, the Company may be liable for the resulting deficit and related expenses. The Company's exposure to such risk is therefore limited to customer activity introduced to the Clearing Broker.

Pursuant to the agreement, the Company is required to maintain a $100,000 deposit with the Clearing Broker. The Company is prohibited from using other clearing firms for securities transactions without written consent from the Clearing Broker.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. As of September 30, 2025, the Company's net capital and required net capital were $372,924 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 58 %.

NOTE 6.   LEASES

Effective October 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company's current office space is leased on a 3-year basis for $2,419 per month as of the fiscal year end. As a result of the adoption of the new lease accounting guidance, the Company recognized on October 1, 2022 (a) a lease liability of $83,342, which represents the present value of the payments of $61,580, discounted using the Company's incremental borrowing rate of 3.69%, and (b) a right of use asset of $83,342. On May

2023, the lease was amended from a 3-year term to month-to-month lease term. The Company has elected to retain the right of use asset in the balance sheet. As of September 30, 2025, the Company recognizes a lease liability of $170 and right of use asset of $140

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of September 30, 2025:

Year	Office Lease
2025	2,479
Total Lease payments	2,479
Less: Interest	2,309
Present Value of lease payments	$170

NOTE 7.   401(k) PLAN

The Company adopted a deferred compensation plan commonly referred to as a profit-sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions to 6% of their compensation. The Company changed the plan year to a calendar year end. Company contributions to the plan for the year ended September 30, 2025 were $3,938.

NOTE 8.   RELATED PARTIES

During the fiscal year ended September 30, 2025, Stark Financial Advisers, Inc. received $411,202 in management fees as part of wrap-fee arrangements involving joint clients with assets custodied at Pershing. Under these arrangements, a single wrap fee is charged to the client, covering both execution costs (20%) paid to R.M. Stark & Co., Inc., and management fees (80%) allocated to Stark Financial Advisers. The wrap fees are debited against client assets at Pershing and initially credited to R.M. Stark & Co., Inc., which subsequently remits Stark Financial Advisers' portion. Fee income is recognized by Stark Financial Advisers on a net basis, reflecting only the 20% allocated for management services.

NOTE 9.   CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company actively investigates these matters and takes the appropriate steps to defend itself against these claims. The Company has not accrued any amounts related to these claims as of September 30, 2025.

Sometime after January 2, 2020 (but well before September 22, 2020, while Nicolayevsky was a contingent minority shareholder), Nicolayevsky sought COVID-19 relief loans offered to businesses by the U.S. Small Business Administration through its Payroll Protection Program ("PPP"). Specifically, Nicolayevsky prepared and submitted applications to governmental entities and lending institutions on behalf of PREMIUM 72, some of its subsidiaries and/or affiliates, and RMST, all utilizing RM Stark's payroll and tax documentation and information for calendar year 2019. At no time whatsoever did Nicolayevsky seek permission from, at the time, the majority shareholder and President of RMST and RM STARK –to seek PPP loans, or to submit any loan application or any other document of any kind or nature whatsoever, by or on behalf of RMST or RM Stark. Neither Nicolayevsky nor Perez advised the Company's management that they received proceeds from any PPP loan, notwithstanding the fact that such proceeds were the property of RMST and RM Stark, and never belonged to Nicolayevsky and Perez, nor were Nicolayevsky and Perez entitled to the possession or use of such funds, and despite the demands of Management for return of the funds, Nicolayevsky and Perez have failed and refused to relinquish same. The Company has since filed suit on Nicolayevsky and Perez for their actions. The Company has added several defendants, including Byline Bank to the case who loaned money to Nicolayevsky and Perez without having authority to pledge the Company's assets as collateral. The Company is seeking damages against Byline Bank for its role in the fraudulent transactions of approximately $2,606,000 in unauthorized loans that encumber Company assets. A trial for the remaining claims is set for February 26, 2026; while mediation negotiations continue, the Company and other Stark Parties will also file a motion for summary judgment seeking dismissal of Byline's claims.

Note 9 Cont.

On June 8, 2022, Byline Bank filed a complaint against Premium 72 Capital LLC, et al., naming RMST Holding Company, Inc as a co-defendant. Byline argues that Nicolayevsky was an authorized agent of the Company and that the Company has been unjustly enriched by the loan proceeds. On August 9, 2022, the Court granted consolidation of the Byline v. Premium 72 Capital action with the earlier RMST Holding Company, Inc. v. Premium 72 Capital action. Additionally, the Company filed a Motion to Dismiss Byline's Complaint on grounds that Arturo Nicolayevsky did not have actual or apparent authority to enter the loans on behalf of the Company or co-plaintiffs, as well as on grounds that the unjust enrichment claims must fail because neither the Company nor co-plaintiffs ever received the subject loan proceeds. On July 5, 2023, the Court denied the Motion, finding that Byline's Complaint sufficiently pled facts that, when taken as true for purposes of adjudicating the motion, stated claims against the Company and co-plaintiffs to survive a motion to dismiss. The company (RM Stark/RMST Holding) has not received any monies from Byline Bank loans taken by Nicolayevsky. The original SBA loan issued by Byline Bank for Nicolayevky to purchase RMST Holding/RM Stark was paid to Gary Stark. This loan was subsequently defaulted on.

Trial is scheduled for February 26, 2026, to adjudicate the remaining cross-claims between Byline and the Stark Parties. While recent mediation concluded without a settlement, negotiations continue. Additionally, the Company, RMST, and Mr. Stark intend to file a motion for summary judgment to dismiss Byline's claims.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to September 30, 2025, for possible disclosure or recognition in the financial statement. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statement through the date these financial statement were available to be issued.

NOTE 11.   SEGMENT REPORTING

The Company has one reportable segment: securities brokerage. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM monitors net capital levels (see note 5) as part of regulatory compliance requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.